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		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

				     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
	       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

____________________________________________________________________________
1.   Name and Address of Reporting Person*

Graves				James			H.
_____________________________________________________________________________
   (Last)                            (First)              (Middle)

2100 McKinney Ave. Ste. 900
_____________________________________________________________________________
                                    (Street)

Dallas                   TX             75205
____________________________________________________________________________
   (City)                           (State)              (Zip)


____________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Detwiler, Mitchell & Co.  (Nasdaq: DMCO)
____________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


____________________________________________________________________________
4.   Statement for Month/Year

05/2002
____________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


============================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Vice Chairman
____________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
____________________________________________________________________________



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         Table I -- Non-Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned
============================================================================







                                                                                   6.
                                          4.                          5.           Owner-
                                          Securities Acquired (A) or  Amount of    ship
                              3.          Disposed of (D)             Securities   Form:        7.
                              Transaction (Instr. 3, 4 and 5)         Beneficially Direct       Nature of
                  2.          Code        --------------------------  Owned at End (D) or       Indirect
1.                Transaction (Instr. 8)              (A)     Price   of Month     Indirect     Beneficial
Title of Security Date        ----------  Amount      or              (Instr. 3    (I)          Ownership
(Instr. 3)        (mm/dd/yy)  Code    V               (D)              and 4)      (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------


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Common Stock	    N/A                                                 50,000***
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***Previously reported.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible securities)

=============================================================================

                                                                                                      10.
                                                                                             9.       Owner-
                                                                                             Number   ship
                                                                                             of       Form
           2.                                                                                Deriv-   of
           Conver-                 5.                              7.                        ative    Deriv-  11.
           sion                    Number of                       Title and Amount          Secur-   ative   Nature
           or                      Derivative     6.               of Underlying     8.      ities    Secur-  of
           Exer-           4.      Securities     Date             Securities        Price   Bene-    ity:    In-
           cise    3.      Trans-  Acquired (A)   Exercisable and  (Instr. 3 and 4)  of      ficially Direct  direct
           Price   Trans-  action  or Disposed    Expiration Date  ----------------  Deriv-  Owned    (D) or  Bene-
1.         of      action  Code    of (D)         (Month/Day/Year)           Amount  ative   at End   In-     ficial
Title of   Deriv-  Date    (Instr. (Instr. 3,     ----------------           or      Secur-  of       direct  Owner-
Derivative ative   (Month/ 8)      4 and 5)       Date     Expira-           Number  ity     Month    (I)     ship
Security   Secur-  Day/    ------- -------------  Exer-    tion              of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3) ity     Year)   Code V  (A)      (D)   cisable  Date    Title     Shares  5)      4)        4)     4)
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Non-Qual-  $1.01   11/12/   A        250,000	  11/12/   11/12/  Common    250,000  $1.01   250,000   D
ified               2001                           2002     2005   Stock
Stock
Option
(right to
buy)****

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=====================================================================================================================

Explanation of Responses: **** Represents grant of option to buy 250,000 shares of Detwiler, Mitchell & Co. common stock, which was subject to approval by the stockholders of Detwiler, Mitchell & Co. approved on May 20, 2002, at a price of $1.01 per share which was the closing price of the Common Stock on November 12, 2001. The Stock Options are in the name of Erwin, Graves & Associates, LP, a company in which reporting person owns 25% and the reporting person's spouse owns an additional 25% and are part of a agreed to terms of a management consulting agreement which has been filed as an exhibit to Detwiler, Mitchell & Co.'s Annual Report on Form 10-K for the year ended 12/31/01. The shares are exercisable in approximately three equal parts, 83,334 shares of which are immediately exercisable as of 11/12/2001 and 83,333 shares will become exercisable each on 11/12/2002 and 11/12/2003.




/s/ James H. Graves                                         6/06/2002
---------------------------------------------            --------------------
      **Signature of Reporting Person                             Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

	  * If the form is filed by more than one reporting person, see instruction 4(b)(v)

	  **Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.